Exhibit 8.1 Endava plc List of Significant Subsidiaries

Subsidiary	Jurisdiction
Endava Inc.	Delaware, USA
Endava Romania SRL	Romania
Endava (UK) Ltd.	England and Wales
Endava D.O.O. Beograd	Serbia